Rajiv Gupta Direct Dial: 65.6437.5467 rajiv.gupta@lw.com	9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

December 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C. 20549

Attention:      Lyn Shenk, Branch Chief

                       Daniel Leslie

                       Theresa Messinese

Re:                MakeMyTrip Limited

                       Form 20-F for the Fiscal Year Ended March 31, 2014

                       Filed June 6, 2014

                       (File No. 001-34837) (“Form 20-F”)

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid
File No. 047840-0000

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Lyn Shenk’s letter dated December 17, 2014 regarding the Staff’s review of the Company’s Form 20-F and the Company’s response dated December 9, 2014. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Fiscal Year Ended March 31, 2014

Consolidated Statements of Cash Flow, page F-8

1.	We note in your response to prior comment 2 that you have presented cash flows from term deposits on a net rather than gross basis in your statement of cash flows because the deposits have historically been of relatively short maturities. The example in paragraph 23(A) of IAS 7 refers to short-term borrowings as those which have a maturity period of three months or less. We note that the majority of your term deposits have been classified as non-current assets in your balance sheet, indicating that the maturities are over one year. If these deposits have maturities of over one year, their cash flows should be presented on a gross basis in your statement of cash flows. Please advise.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits as follows:

The Company’s total term deposit balance as of March 31, 2013 and 2014 was as follows:

	As of March 31
	2013	2014
	(in USD millions)
Term deposit - Non current	0.91	75.66
Term deposit - Current	47.20	29.51
Total Term Deposits	48.11	105.17

December 29, 2014

Of the non-current balance of $75.66 million as of March 31, 2014, approximately $75 million was deposited in term deposits on March 27, 2014, 2014, including proceeds from the Company’s follow-on offering that the Company completed on March 19, 2014. While the Company’s term deposits have generally been made on a long-term basis (i.e. with maturity of more than one year) to take advantage of better interest rates available for long-term deposits, the Company has historically withdrawn cash from these term deposits prior to maturity date to service the Company’s requirement of cash for working capital or to finance acquisitions.

If the Company had presented the term deposits on a gross basis for the year ended March 31, 2014, the same would have been as follows:

	For the year ended March 31, 2014 (As Reported on net basis)	For the year ended March 31, 2014 (On gross basis)
	(in USD millions)	(in USD millions)
Proceeds from sale of term deposits	—	18.14
Investment in term deposits	—	(77.51)
Investment in term deposits (net)	(59.37)	(59.37)

The Company respectfully submits that the table above shows that for the year ended March 31, 2014, the presentation of term deposits on a net basis accurately reflects the cash flow movement for investing activities and, together with an analysis of the various factors outlined by the Staff in Staff Accounting Bulletin No. 99, does not have a material effect on the Company’s financial statements as compared to the presentation of term deposits on a gross basis.

In response to the Staff’s comment, however, the Company undertakes to present the term deposits on a gross basis in its future filings.

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Please contact the undersigned at +65.6437.5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited